Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533-5075	Fax: 604.533-5065

For Immediate Release

BALATON ANNOUNCES PRIVATE PLACEMENT
AND CONVERTIBLE LOAN AGREEMENT

Langley, B.C., August 4, 2010 – BALATON POWER INC. (OTCBB:BPWRF ) (“Balaton” or the “Company”). The Company is please to announce that further to its news release of July 29, 2010, it has increased its announced non-brokered private placement from 11 million units to 14 million units, for aggregate gross proceeds of $420,000 (the “Offering”). Up to 7 million of the unit shares will be designated as flow-through shares (the “Flow Through Shares”) for the purposes of the Income Tax Act (Canada).

All securities issued pursuant to the Offering will be subject to a minimum four month hold period. The proceeds of the Offering will be used for exploration and development of the Voisey’s Bay West Property in Labrador and for working capital.

The Company further announces that the amount of the convertible loan it has arranged has been increased from $90,000 to $210,000, on the same terms as announced on July 29, 2010.

All figures in this announcement are represented in US Dollars.

BALATON POWER INC.

“Michael Rosa”

Michael Rosa
Director, President and Chief Executive Officer